[Luse Gorman Pomerenk & Schick Letterhead]

(202) 274-2001	jgorman@luselaw.com
August 2, 2005
Via Courier
Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investors Bancorp, Inc. Amendment No. 2 to Form S-1 filed August 2, 2005 File No. 333-125703
Dear Mr. Friar:
     On behalf of Investors Bancorp, Inc. (the “Company”) we are responding to your comment letter dated July 26, 2005 concerning the above referenced registration statement. We are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). The Amended S-1 has been blacklined to reflect changes from the Pre-effective Amendment No. 1.
     Set forth below are the Company’s responses to the Securities and Exchange Commission’s (the “SEC”) comments (in bold):
After-Market Stock Performance Provided by Independent Appraiser – page 10
1.	Please expand the table to give the reader a longer view of the after-market performance of MHC’s.

Pursuant to our discussions with the SEC Staff, the table on page 10 has been expanded to include mutual holding company transactions for a one year period.
Recent Developments – page 30
2.	We note your recent developments section through May 31, 2005. Please consider providing an updated recent developments section through June 30, 2005 or updated interim financials if available. Alternatively, please confirm that there were no material adverse developments during the month of June 2005.

Mr. William Friar
August 2, 2005

On behalf of the Company, we hereby confirm that there were no material adverse developments during the month of June 2005.
Pro Forma Data
Pro Forma Net Income, Pages 49-52
3.	Please revise to include a footnote identifying the allocation percentage between cash and stock contributions for the Charitable Foundation.

Pursuant to our discussions with the SEC staff, the disclosure on page 47 has been revised in response to the comment.

4.	We note the pro forma net income adjustments for the specific plans identified in footnotes 2-4 on page 50. It would appear that the adjustment for options granted under the stock based incentive plan was not tax effected. Please revise or advise why your current calculation and treatment is appropriate. Please also revise all similar amounts and disclosures on pages 51 and 52.

The adjustment for options granted under the stock based incentive plan was not tax effected in the pro forma net income adjustments for the nine-month period ended March 31, 2005 and the year ended June 30, 2004 presentations. Management believes that this is a prudent assumption, as approximately half of the options granted are anticipated to be incentive stock options for which no tax benefit would be available. With respect to the non-qualified options that would be eligible for potential tax benefits, a full deferred tax asset valuation allowance has been assumed for those benefits for purposes of the pro forma presentations, based upon management’s judgment that the more-likely-than-not realization criterion of SFAS No. 109, Accounting for Income Taxes, would not be met. This judgment reflects the fact that the Company has never issued stock options and has no stock price history or option exercise experience to draw upon, thereby creating uncertainty surrounding the future events upon which the realization of tax benefits would depend. These future events would include, for example, any future appreciation of the Company’s stock price; limitation on the dollar amounts of the options exercised; and the recipient’s willingness and ability to exercise the options. Throughout the prospectus and as disclosed on page 51, management has not assumed any appreciation or depreciation in the stock price when preparing the pro forma data. Based on these assumptions, management concluded that reflecting no tax benefit for the initial stock option expense was the most prudent approach for purposes of the pro forma presentations.

Mr. William Friar
August 2, 2005

We have revised footnote 4 to each pro forma table to indicate that a deferred tax benefit has not been included with respect to non-qualified stock options.
Deferred Directors Fee Plans – page 137
5.	Please disclose the interest rate that is paid on deferred directors fees.

The disclosure on page 138 has been revised in response to the comment.
* * *
     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2001 as soon as possible if it has any further comments.
Sincerely,
/s/ John J. Gorman
John J. Gorman
Enclosures

cc:	John Nolan, Accounting Branch Chief – SEC Paula Smith, Staff Accountant – SEC Gregory Dundas – SEC Robert M. Cashill, Chief Executive Officer and President – Investors Bancorp, Inc. Marc P. Levy, Esq.